Exhibit 4.2

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of MapLight Therapeutics, Inc., or the Company, is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Delaware General Corporation Law, or the DGCL, and the complete text of the Company’s amended and restated certificate of incorporation, or the certificate of incorporation, which is incorporated by reference as Exhibit 3.1 of the Company’s Annual Report on Form 10-K, and amended and restated bylaws, or the bylaws, which is incorporated by reference as Exhibit 3.2 of the Company’s Annual Report on Form 10-K to which this description is also an exhibit. The Company encourages you to read that law and those documents carefully.

General

The Company’s certificate of incorporation authorizes 500,000,000 shares of common stock, $0.0001 par value per share, consisting of 497,272,489 shares of voting common stock and 2,727,511 shares of non-voting common stock, and 10,000,000 shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock are undesignated. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time. The Company’s voting common stock is referred to as “common stock” in this description.

Common Stock and Non-Voting Common Stock

Holders of the Company’s common stock and the Company’s non-voting common stock have identical rights, provided that, (i) except as otherwise expressly provided in the Company’s certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by the Company’s stockholders, holders of the Company’s common stock are entitled to one vote per share of common stock, and holders of the Company’s non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors, and (ii) holders of the Company’s common stock have no conversion rights, while holders of the Company’s non-voting common stock shall have the right to convert each share of non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 4.99% of the Company’s common stock immediately prior to and following such conversion, unless otherwise as expressly provided for in the Company’s certificate of incorporation. However, this ownership limitation may be increased or decreased to any other percentage (not to exceed 19.99%) designated by such holder of non-voting common stock upon 61 days’ notice to the Company.

Voting Rights

Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of the Company’s certificate of incorporation, including provisions relating to amending the Company’s bylaws, the classified board, the size of the Company’s board, removal of directors, director liability, vacancies on the Company’s board, special meetings, stockholder notices, actions by written consent and exclusive forum. The non-voting common stock is not entitled to any votes per share.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock and non-voting common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of common stock and non-voting common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock and non-voting common stock have no preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock or non-voting common stock. Holders of the Company’s common stock have no conversion rights, while holders of the Company’s non-voting common stock have the right to convert each share of the Company’s non-voting common stock into one share of common stock at such holder’s election, subject to a beneficial ownership limitation, as described above. The rights, preferences and privileges of the holders of common stock and non-voting common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that the Company may designate in the future.

Preferred Stock

Under the Company’s certificate of incorporation, the Company’s board of directors has the authority, without further action by the Company’s stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The Company’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Company’s common stock. The purpose of authorizing the Company’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in the Company’s control that may otherwise benefit holders of the Company’s common stock and may adversely affect the market price of the Company’s common stock and the voting and other rights of the holders of the Company’s common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

Registration Rights

The Company and certain holders of the Company’s common stock have entered into an investors’ rights agreement, which provides those holders with demand, piggyback and Form S-3 registration rights with respect to the shares of common stock held by them prior to, or issued to them upon conversion of the Company’s convertible preferred stock (including common stock issuable upon conversion of non-voting common stock) in connection with, the Company’s initial public offering. These shares are collectively referred to herein as registrable securities.

Demand Registration Rights

At any time after April 25, 2026, the holders of not less than 30% of the voting registrable securities then outstanding have the right to demand that the Company file a registration statement covering registrable securities then outstanding having an aggregate offering price of at least $10.0 million. Upon such a request, the Company is required to effect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request. The Company is not obligated to take any action in response to such request (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act of 1933, as amended, or the Securities Act, (ii) if the Company has already effected two registrations pursuant to such requests for registrations on Form S-1 (counting for these purposes only registrations which have been declared or ordered effective and are consummated and for which all registrable securities, as defined in the investors’ rights agreement, requested to be registered are registered), (iii) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a company-initiated registration, provided that the Company is actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective or (iv) if the initiating holders propose to register securities that may be immediately registered on Form S-3.

These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Additionally, if the Company furnishes to the initiating holders a certificate signed by the Company’s President stating that in the good faith judgment of the Company’s board of directors that it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is therefore in the best interests of the Company to defer the filing of such registration statement, the Company has the right to defer such filing for the period during which such disclosure would be materially detrimental, provided that the Company may not deter such filing for a period of more than 90 days after receipt of the request of the initiating holders and provided further that the Company shall not register any securities for the Company’s own account or any other stockholder during such 90 day period (other than a registration relating solely to the sale of securities of participants in one of the Company’s stock plans, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act or a registration on any form that does not include substantially all the same information as would be required to be included in a registration statement covering the sale of the registrable securities). The Company may not defer its obligation in this manner more than once in any 12 month period.

Piggyback Registration Rights

If the Company proposes to register any of its securities under the Securities Act either for its own account or for the account of other stockholders, the holders of registrable securities will each be entitled to notice of the registration and will be entitled to include their registrable securities in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances.

Registration on Form S-3

At any time after the Company becomes eligible to file a registration statement on Form S-3, the holders of not less than 30% of the voting registrable securities then outstanding will be entitled to request to have such shares registered by the Company on a Form S-3 registration statement. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price is at least $2.0 million. Upon receipt of this request, the holders of registrable securities will each be entitled to participate in this registration.

The Company is not obligated to take any action in response to such request (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act, (ii) if the Company has already effected two registrations pursuant to such requests for registrations on Form S-3 or (iii) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a company-initiated registration, provided that it is actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective. Additionally, if the Company furnishes to the initiating holders a certificate signed by its President stating that in the good faith judgment of the board of directors that it would be materially detrimental to the Company for such registration statement to be filed in the near future and that it is therefore in the best interests of the Company to defer the filing of such registration statement, the Company has the right to defer such filing for the period during which such disclosure would be materially detrimental, provided that it may not deter such filing for a period of more than 90 days after receipt of the request of the initiating holders and provided further that the Company shall not register any securities for its own account or any other stockholder during such 90 day period (other than a registration relating solely to the sale of securities of participants in one of the Company’s stock plans, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act or a registration on any form that does not include substantially all the same information as would be required to be included in a registration statement covering the sale of the registrable securities). The Company may not defer its obligation in this manner more than once in any 12 month period.

Termination of Registration Rights

The registration rights granted under the investors’ rights agreement will terminate with respect to any particular stockholder upon the earlier of (a) with respect to each stockholder, at such time all shares of registrable securities held by such holder may be immediately sold under Rule 144 during any 90 day period; or (b) after the consummation of a liquidation event, subject to certain limitations.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

The Company is subject to Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the time that such stockholder became an interested stockholder, with the following exceptions:

•
prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

In general, Section 203 defines a “business combination” to include the following:

•
any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;
•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or of any direct or indirect majority-owned subsidiary involving the interested stockholder (in one transaction or a series of transactions);
•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;
•
any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation or any such subsidiary beneficially owned by the interested stockholder; or
•
the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation or any direct or indirect majority-owned subsidiary

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

The certificate of incorporation provides for the Company’s board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. The Company’s certificate of incorporation and the Company’s bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of the Company’s outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board and subject to the rights of any series of then-outstanding preferred stock, only be filled by a majority vote of the directors then serving on the board, even if less than a quorum.

Under the Company’s certificate of incorporation and bylaws, the Company’s stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

The Company’s certificate of incorporation and bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminates the right of stockholders to act by written consent without a meeting. The Company’s bylaws also provide that only the Chairman of the board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

The Company’s bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specifies requirements as to the form and content of a stockholder’s notice.

The Company’s certificate of incorporation and bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of the Company’s outstanding common stock.

The Company’s certificate of incorporation gives the Company’s board of directors the authority, without further action by the Company’s stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control.

The combination of these provisions will make it more difficult for the Company’s existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Since the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts. The Company believes that the benefits of these provisions, including increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company’s company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

The Company’s certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s current or former directors, officers or other employees to the Company or its stockholders; (iii) any action or proceeding asserting a claim against the Company or any of its current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, the Company’s certificate of incorporation, or the Company’s bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Company’s certificate of incorporation or the its bylaws (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Company or any of its directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

The provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Company’s certificate of incorporation also provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, the Company’s officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Company’s certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage lawsuits against the Company and its directors, officers and other employees. If a court were to find either exclusive-forum provision in the Company’s certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm the Company’s business.

The Company’s certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock and non-voting common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 28 Liberty St, 53rd Floor, New York, NY 10005.

Listing on the NASDAQ Global Select Market

The Company’s common stock is listed on the Nasdaq Global Select Market under the symbol “MPLT.”